

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 16, 2010

Mr. David L. Keller
President and Chief Executive Officer
Global Power Equipment Group Inc.
6120 S. Yale, Suite 1480
Tulsa, OK 74136

Re: **Global Power Equipment Group Inc.
        Registration Statement on Form 10
        Filed April 30, 2010
        File No. : 1-16501**

Dear Mr. Keller:

        We have completed our review of your filing and do not have any further comments at this time.

                                        Very truly yours,

                                        Errol Sanderson
                                        Financial Analyst